UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33434

Issuer:Credit Suisse AG Exchange:NYSE Arca, Inc.
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Address: Paradeplatz 8 Zurich CH-8070, Switzerland Telephone: +41 (44) 212 1616
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

VelocityShares™ Daily Inverse VIX Short Term ETN linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030

VelocityShares™ Daily Inverse VIX Medium Term ETN linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030

VelocityShares™ VIX Short Term ETN linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030

VelocityShares™ VIX Medium Term ETN linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030

VelocityShares™ Daily 2x VIX Short Term ETN linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030

VelocityShares™ Daily 2x VIX Medium Term ETN linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030

VelocityShares™ 3x Long Gold ETN linked to the S&P GSCI® Gold Index ER due October 14, 2031

VelocityShares™ 3x Long Silver ETN linked to the S&P GSCI® Silver Index ER due October 14, 2031

VelocityShares™ 2x Long Platinum ETN linked to the S&P GSCI® Platinum Index ER due October 14, 2031

VelocityShares™ 3x Inverse Gold ETN linked to the S&P GSCI® Gold Index ER due October 14, 2031

VelocityShares™ 3x Inverse Silver ETN linked to the S&P GSCI® Silver Index ER due October 14, 2031

VelocityShares™ 2x Inverse Platinum ETN linked to the S&P GSCI® Platinum Index ER due October 14, 2031

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR240.12d2-2(a)(1)

☐	17CFR 240.12d2-2(a)(2)

☐	17CFR 240.12d2-2(a)(3)

☐	17CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Credit Suisse AG certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 29, 2013	/s/ Michael G. Clark /s/ Gina Orlins	Authorized Person Authorized Person
Date	Name	Title

1   Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-l as applicable. See General Instructions.